2/23

04010052

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stina Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FILE NO. 82- 2062 FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/24/03

82-2062
AR/S
9-30-03

STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 21, 2004 at 2100-1066 West Hastings, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 2003 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% the issued shares;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 13th day of February, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: *"Edward Gresko"*
Edward Gresko, Director

STINA RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at February 13, 2004.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 830 - 625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocations can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1525-625 Howe Street, Vancouver, B.C. V6C 2T6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 7,669,967 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Sydney Mann	750,000 (escrow)	9.78%
CDS*	2,308,120	30.1%
CEDE & Co.*	1,329,066	17.3%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 3 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Sidney Mann Director	Businessman	Since January 22, 1996	750,000 (escrow)
Edward Gresko Secretary & Director	Salesman	Since April 8, 1993	0
George Weinstein Director	Businessman	Since June 20, 2002	0

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney Mann. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Edward Gresko, George Weinstein and Sidney Mann.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published in the Vancouver Province Newspaper on January 21, 2004 and delivered to the British Columbia Securities Commission and the TSX Venture Exchange.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Sidney Mann	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

**OPTION/SAR GRANTS DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR**

Name	Securities Under Options Granted (# common shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Sidney Mann	Nil	Nil	Nil	Nil	Nil

**AGGREGATE OPTION/SAR EXERCISES DURING
THE MOST RECENTLY COMPLETED FINANCIAL
YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES**

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Sidney Mann	Nil	Nil	Nil	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale Matheson Carr-Hilton La Bonte Chartered Accountants of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

A $2,000 management fee is paid monthly to Edward Gresko.

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Company's Management has recommended that the Company adopt the Stock Option Plan containing among other things, provisions consistent with the current policies of the Exchange. At the Meeting, members will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% the issued shares (the "Additional Options").

By approving the Stock Option Plan, members will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal 1,533,993 determined as 20% of the number of shares outstanding as of the date of this Circular.

b. the Additional Options shall be deemed to have been approved for the Fixed Plan and provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to:

   (i) reserve for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (ii) issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange),

c. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

   i. 15% of the options granted under the Fixed Plan will vest upon approval by the TSX Venture Exchange;
   ii. 15% of the options granted under the Fixed Plan will vest every 3 months following approval by the TSX Venture Exchange for a period of 18 months; and
   iii. 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Whether granted under the Rolling Plan or Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the members approve the Stock Option Plan.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 13th day of February, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Edward Gresko"*
Edward Gresko, Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained eamings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained eamings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	Sept. 30, 2003	04/02/13

ISSUER ADDRESS		
Ste 13 - 465 King St. East		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	04/02/13
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	Sidney Mann	04/02/13

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

DALE MATHESON CARR-HILTON
CHARTERED ACCOUNTANTS

Partnership of:

James F Carr-Hilton, Ltd. Peter J Donaldson, Inc. Fraser G. Ross, Ltd.

Robert J Burkart, Inc. Alvin F Dale, Ltd. Robert J Matheson, Inc.

AUDITORS' REPORT

To the Shareholders of
Stina Resources Ltd.

We have examined the consolidated balance sheets of **Stina Resources Ltd.** as at September 30, 2003 and 2002 and the consolidated statements of deficit, operations and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver B.C.
January 12, 2004

Dale Matheson Carr-Hilton LaBonte
CHARTERED ACCOUNTANTS

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Office: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687-4747 • Fax: 604 687-4216 • E-mail: dmc@dmch.com
Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587 • E-mail: dmc@dmch.com

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2003 AND 2002

	2003 $	2002 $
ASSETS		
CURRENT ASSETS		
Cash	44	-
Accounts receivable	6,484	6,891
Due from related parties **(Note 8)**	2,124	-
Inventories **(Note 3)**	7,100	11,446
	15,752	18,337
CAPITAL ASSETS (Note 4)	1,122	1,402
OTHER		
Incorporation costs	804	804
	17,678	20,543
LIABILITIES		
CURRENT LIABILITIES		
Bank Indebtedness	-	1,249
Accounts payable	63,183	55,547
Due to related parties **(Note 8)**	16,924	18,261
	80,107	75,057
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 5)	2,407,404	2,347,404
DEFICIT	(2,469,833)	(2,401,918)
	(62,429)	(54,514)
	17,678	20,543

APPROVED ON BEHALF OF THE BOARD

signed: "Edward Gresko"________________ **Director**

signed: "Sidney Mann"________________ **Director**

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 $	2002 $
BALANCE, beginning of year	(2,401,918)	(2,349,367)
NET LOSS	(67,915)	(52,551)
BALANCE, end of year	(2,469,833)	(2,401,918)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 $	2002 $
SALES	146,279	143,333
COST OF GOODS SOLD (Schedule 1)	40,520	31,495
GROSS PROFIT	105,760	111,838
EXPENSES		
Operating expenses **(Schedule 2)**	103,778	105,764
Administration expenses **(Schedule 3)**	69,896	58,625
	173,674	164,389
NET LOSS	(67,915)	(52,551)
BASIC AND DILUTED EARNINGS PER SHARE	(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	7,009,008	6,482,652

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 $	2002 $
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES		
Net loss	(67,915)	(52,551)
Add non-cash item:		
Amortization	280	351
	(67,635)	(52,200)
Net changes in other non-cash operating accounts		
Accounts receivable	407	(3,874)
Inventories	4,346	(450)
Accounts payable	(2,837)	14,038
	(65,719)	(42,486)
FINANCING ACTIVITIES		
Issuance of share capital	60,000	38,000
Due to(from) related parties	7,012	2,143
	67,012	40,143
(DECREASE) INCREASE IN CASH	1,293	(2,343)
CASH, beginning of year	(1,249)	1,094
CASH, end of year	44	(1,249)

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 $	2002 $
OPENING INVENTORY	11,446	10,996
ADD:		
Purchases	12,659	4,922
Packaging	22,375	26,853
Duty, freight and brokerage	1,140	170
	36,174	31,945
LESS: ENDING INVENTORY	(7,100)	(11,446)
COST OF GOODS SOLD	40,520	31,495

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 $	2002 $
Advertising and promotion	17,881	11,700
Office	3,033	3,291
Rent	18,078	17,350
Telephone	4,736	6,188
Travel, and accommodation	6,193	11,151
Wages, commissions and contract services	44,507	44,913
Shipping and postage	9,350	11,171
	103,778	105,764

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 $	2002 $
Accounting, audit and legal	16,616	10,097
Amortization	280	351
Bad debt expense	-	(4,355)
Bank charges and interest	2,122	2,488
Consulting fees	33,662	32,738
Resource property evaluation	-	2,673
Office and sundry	400	(976)
Regulatory fees and shareholder mailings	3,500	2,144
Rent	9,184	8,400
Transfer Agent	4,132	5,065
	69,896	58,625

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital deficiency of $64,355. These statements have been prepared on the going concern assumption, which contemplates that the company will be able to realize the carrying value of its assets and discharge its liabilities in the normal course of business.

Should the company be unable to continue as a going concern, adjustments to asset carrying values may be required.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

The subsidairy is involved in the processing and storage of raw materials. All intercompany tranfers of materials and finished goods occur at cost.

b) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all capital assets are reviewed for impairment annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Income taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted and estimated tax rates and laws that will be in effect when the differences are expected to reverse.

The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principle is that in the case of unused tax losses, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The Company has available losses for income tax purposes. As the likelihood of future profit has not been established, no future income tax benefit has been recognized in these consolidated financial statements. **(See Note 7).**

d) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

e) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

f) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

g) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

h) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors. The company is not currently exposed to significant risks of holding foreign currencies or credit concentration.

The Company is not exposed to significant risks outside the normal scope of its operations.

i) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

j) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees.

k) Revenue recognition

Revenue from product sales is recorded upon product shipment.

l) Basic and diluted loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

m) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and amounts due and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity.

3. INVENTORIES

	2003 $	2002 $
Inventories consist of:		
Raw materials	1,010	1,709
Finished goods	6,090	9,737
	7,100	11,446

4. CAPITAL ASSETS

	2003 $			2002 $
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,634	545	681
Laboratory equipment	4,270	3,693	577	721
	7,449	6,327	1,122	1,402

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued	2003 Number of Shares	2003 Amount $	2002 Number of Shares	2002 Amount $
Balance, beginning of year	6,819,967	2,347,404	6,439,967	2,309,404
Issued during year:				
Shares	500,000	45,000	380,000	38,000
Warrants	-	15,000	-	-
Balance, end of year	7,319,967	2,407,404	6,819,967	2,347,404

During May 2003, the Company completed a private placement of 500,000 share units at a price of $0.12 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.16 per share up to May 16, 2005. The shares issued and shares issued upon exercise of the warrants are subject to a one year hold period expiring May 16, 2004.

Management has determined that the fair market value of the share purchase warrants included with the share units would not exceed 25% of the share unit proceeds. As such, the fair value attributable to the share purchase warrants has been allocated as $0.03 per share purchase warrant. Resulting in a deemed fair value of $0.09 per common share received from the unit placement.

b) Shares in escrow

750,000 shares (2002 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

Share purchase warrants

The following share purchase warrants were outstanding at September 30, 2003:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2002	380,000	0.10	1.9
Granted **(Note 5(a))**	500,000	0.16	2
Balance at September 30, 2003	880,000	0.13	1.3

6. RELATED PARTY TRANSACTIONS

During the year, the Company paid premises rent in the amount of $9,184 (2002 - $8,400) to a company with common directors. The rent is payable on a month to month tenancy.

During the year sales commissions included in wages, commissions and contract services expense totalling $24,000 were paid to a director of the Company (2002 - $24,000) for product sales.

During the year, the Company incurred fees in the amount of $33,662 (2002 - $32,737) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

During the year, the Company incurred fees of $23,005 to a company owned by an officer for new product exploration and marketing services.

Included in bank charges and interest, is approximately $876 in transaction fees paid to a company, with a common officer, for processing Internet and credit card transactions.

Related party transactions have been recorded at their dollar exchange amount.

7. INCOME TAXES

The company has available consolidated losses of approximately $294,500 which may be carried forward to apply against future income for tax purposes. The possible future benefit to the company of utilizing these losses has not been recognized in these financial statements. The losses expire as follows:

Available to	Amount $
2004	97,000
2005	23,000
2006	39,000
2007	6,000
2008	9,500
2009	53,000
2010	67,000
	294,500

	2003 $	2002 $
Potential future income tax assets:		
Non-capital losses carried forward	294,500	397,500
Tax value of capital assets in excess of book value	4,306	4,026
	298,806	401,526
Potential tax recovery at substantially enacted rates	113,500	156,595
Net potential future income tax asset	113,500	156,595
Valuation allowance – 100%	(113,500)	(156,595)
	-	-

The conditions required to recognize potential future tax assets based on establishment of likely future profitability have not been met. Accordingly a 100% valuation allowance has been applied.

8. DUE FROM (TO) RELATED PARTIES

	2003 $	2002 $
Due from related parties:		
Officer	293	-
Company under common management	1,831	-
	2,124	-
Due to related parties:		
Company controlled by a director	2,089	7,788
Company controlled by an officer	14,836	10,473
	16,924	18,261

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

9. SUBSEQUENT EVENTS

Subsequent to year end, the Company entered into a non-brokered private placement of 350,000 common shares at $0.25 per share.

10. COMPARATIVE FIGURES

Certain of the 2002 figures have been reclassifed to conform with current presentation.

STINA RESOURCES LTD.

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3)

2. See Financial Statements (Note 6)

3. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

4. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

   c) See Financial Statements (Note 5)

   d) 750,000 shares held in escrow

5. List of Directors

   Mr. Edward Gresko
   Mr. Sidney Mann
   Mr. Charles Smith

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
___x___ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **September 30, 2003**

DATE OF REPORT: **February 11, 2004**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	<EDWARD GRESKO>	04/02/13
NAME OF DIRECTOR	*SIGN (TYPED)*	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	<SYDNEY MANN>	04/02/13
NAME OF DIRECTOR	*SIGN (TYPED)*	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

September 30, 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD ENDED SEPTEMBER 30, 2003:

   See Note 5 (a)

   b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED SEPTEMBER 30, 2003:

   See Note 5 (a)

4. a) (see 4.(d) below)

   b) (see 4.(d) below)

   c) 880,000 share purchase warrants were outstanding as of September 30, 2003. 380,000 share purchase warrants entitle the holder to acquire a common share at $0.12 per share up to August 2, 2004. 500,000 share purchase warrants entitle the holder to acquire a common share at $0.16 per share up to May 16, 2005. Shares issued upon exercise of the warrants are subject to a one year hold period.

   d) 100,000,000 common shares without par value are authorized, of which 7,319,967 were issued and outstanding at September 30, 2003. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of September 30, 2003

   Mr. Edward Gresko, President/ Director
   Mr. Sidney Mann, Treasurer/ Director
   Mr. George Weinstein, Director
   Mr. Jim Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

SEPTEMBER 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending September 30, 2003, with the directors of the company, and amongst themselves respectively.

   Description of Business
   Stina Resources Ltd. is engaged in the alternative natural health food manufacturing and wholesale business, and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

Operations
The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various industry research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including direct sales and over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company include securing a 5% market share in the Canadian health food industry, as well as the pet food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company to date have increased by 2% comparatively to the same period in 2003 (quarters 1, 2, 3 & 4). It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing human products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. During the year additional financings have raised a total of $60,000 for working capital. In the subsequent period an additional $87,500 was raised for working capital.

The company is also exploring a change in its direction of business in an attempt to move into a potentially more lucrative industry. Initial studies are being conducted on a preliminary level to assess the viability of acquiring certain resource properties in Nevada and/ or California for the purpose of further exploration and development. The company has paid to a geological consultant an advance for a report detailing these initial studies, in addition to conducting initial discussions with an unrelated third-party regarding the possible acquisition of respective mineral claim rights if the company chooses to proceed.
(See subsequent events)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

b) Not applicable

c) See financial statements (Note 4)

d) See financial statements (Note 4)

e) See financial statements (Note 6)

f) No material contracts or commitments have been entered into as of September 30, 2003.

g) Not applicable

h) See financial statements (Note 6)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 6)

k) Not applicable

l) Not applicable

m) Not applicable

n) No management changes occurred during the period.

o) No special resolutions have been passed by the company directors during the quarter ending September 30, 2003.

4. Subsequent Events

The company, in recognition that over the course of several years Northern Seas has experienced decreasing product sales in a changing industry, is exploring other business opportunities, particularly resource-based. Northern Seas has provided some working capital to maintain basic business operations for Stina Resources Ltd., but a greater scope for the future stability of the company is required. It is recognized that a move away from the health food industry may be required to raise further capital and solidify the company's financial position and future solvency.

Initial investigation of these avenues is underway on a preliminary basis. In the first quarter (ending December 31, 2002) the company advanced $2,672 to the Grupo Moje in Ontario for a geological report on the Zeibright Property in the Placer and Nevada Counties, California. The report, examining the potential for recoverable ore, is now expected to be completed in early March 2004. If the company recognizes a mineral opportunity, plans will be made to conduct a more comprehensive study of this property and an adjacent property. At that point, the company would begin to outline a work expenditures plan for acquisition of rights and development over the next several years. Initial discussions have been held with an unrelated third-party, Steep Hollow Holdings of Nevada, regarding the possibility of acquiring mineral rights claims on these and adjacent properties.
Should the company decide not to proceed with further exploration of this opportunity, it intends to continue to seek other resource-based opportunities in light of the increasing interest in this industry.

In January, 2004 the company completed a non-brokered private placement for 350,000 common shares, each with a four month hold period and no warrant, raising an additional $87,500 for working capital.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

b) Not applicable

6. Liquidity & Solvency

The Company has experienced an operating loss of $67,915 for the year ending September 30, 2003, compared with a loss of $52,551 for the year ending September 30, 2002. The company experienced a working capital deficiency of $64,355 as of September 30, 2003 compared with $56,720 at September 30, 2002. Both the increased working capital deficiency and operating loss are as a result of increased expenditures in product development and marketing development of pet products. Sales are expected to remain relatively consistent for the next year, and increased by 2% over the past year for the same period ending September 30, 2003. Cost of Goods Sold have increased by approximately 6% comparatively to the same period in 2002. This partly due to a decrease in sales of products with a relatively higher gross margin. Administrative expenses increased by 19% over the same period ending September 30, 2002, mainly due to increased audit, accounting and legal fees, as well as a one-time recovery of bad debt expenses experienced in the year ending September 30, 2002.

In particular Accounting, Audit and Legal Fees Expenses increased by $6,519 the same period ending September 30, 2002, mainly as a result of increased audit fees universally throughout the industry, and increased financing activities resulting in further legal billing. Transfer Agent Fees expenses have decreased by $933 over the same period ending September 30, 2002. Regulatory Fees have increased by $784 over the same period ending September 30, 2002, while consulting fees increased by $924 and travel and rent increased by $784 over the same period ending September 30, 2002. $2,673 was paid in Resource and property evaluation in the year ending September 30, 2002, while $0 was advanced for this expenditure in the period ending September 30, 2003.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.